UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   )*

THE KEYW HOLDING CORPORATION
(Name of Issuer)

Common Stock, $0.001 Par Value
(Title of Class of Securities)

49372310
(CUSIP Number)

December 31, 2010
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13-d-1(b)
☐	Rule 13-d-1(c)
☒	Rule 13-d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49372310

(1)	Names of Reporting Persons

THE HANNON FAMILY, LLC
(2)	Check the Appropriate Box if a Member of a Group
(a) ☐
(b) ☒
(3)	SEC Use Only

(4)	Citizenship or Place of Organization

Maryland
(5) Sole Voting Power

2,250,000
Number of	(6) Shared Voting Power
Shares
Beneficially	0
Owned by	(7) Sole Dispositive Power
Each Reporting
Person With	2,250,000
(8) Shared Dispositive Power

0
(9)	Aggregate Amount Beneficially Owned by Each Reporting Person

2,250,000
(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

☐
(11)	Percent of Class Represented by Amount in Row (9)

8.7%
(12)	Type of Reporting Person

OO

Item 1

Item 1(a) Name of issuer:

THE KEYW HOLDING CORPORATION

Item 1(b) Address of issuer's principal executive offices:

1334 Ashton Road, Suite A, Hanover, MD 21076

Item 2

Item 2(a) Name of person filing:

The Hannon Family, LLC

Item 2(b) Address or principal business office or, if none, residence:

4416 East West Highway, Bethesda, MD 20814, for all persons filing

Item 2(c) Citizenship:

The Hannon Family, LLC - Maryland

Item 2(d) Title of class of securities:

Common Stock, par value $0.001 per share

Item 2(e) CUSIP No.:

49372310

Item 3.  If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the filing person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act;

(b)	☐ Bank as defined in section 3(a)(6) of the Act;

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act;

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)	☐ An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings associations as defined in section 3(b) of the Federal Deposit Insurance Act;

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐ A non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J);

If filing as a non-U.S. institution in accordance with 240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________

(k)	☐ Group, in accordance with 240.13d-1(b)(1)(ii)(K).

If this statement is filed pursuant to Rule 13d-1(c), check this box ☐

Item 4.  Ownership

(a)           Amount beneficially owned: The Hannon Family, LLC owns 2,250,000 shares of Common Stock, consisting of: (i) 1,500,000 shares of Common Stock and immediately exercisable warrants for 750,000 shares of Common Stock.

(b)           Percent of class: 8.7%; all percentages calculated in this Schedule 13G are based upon an aggregate of 25,989,140 shares outstanding, which includes:  (i) 25,239,140 shares outstanding as of October 31, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed on November 10, 2010; and (ii) 750,000 shares issuable upon exercise of the Warrants.

(c)           Number of shares as to which The Hannon Family, LLC has:

(i)	Sole power to vote or direct to vote: 2,250,000

(ii)	Shared power to vote or direct to vote: 0

(iii)	Sole power to dispose of or to direct the disposition of: 2,250,000

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than 5 Percent on Behalf of Another Person

See Item 4 above.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

N/A

Item 8.  Identification and Classification of Members of the Group

N/A

Item 9.  Notice of Dissolution of Group

N/A

Item 10.  Certifications

N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2011	The Hannon Family, LLC

	By:	/s/ Glenn A. Hannon
	Name:	Glenn A. Hannon
	Title:	Manager